SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference are the Registrant's press releases, each dated July 28, 2004.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELBIT SYSTEMS LTD.
                                         (Registrant)


                                         By: /s/ Ilan Pacholder
                                             -----------------------------------
                                         Name:   Ilan Pacholder
                                         Title:  Corporate Secretary

Dated:  July 28, 2004

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.         Description
    -----------         -----------

        1.              Press Release, dated July 28, 2004.
        2.              Press Release, dated July 28, 2004.

                                    EXHIBIT 1
                                    ---------

              ELRON SELLS ALL OF ITS HOLDINGS IN ELBIT SYSTEMS TO
              ---------------------------------------------------
              FEDERMANN ENTERPRISES FOR APPROXIMATELY $197 MILLION
              ----------------------------------------------------

HAIFA, JULY 28, 2004 - ELBIT SYSTEMS LTD. (NASDAQ:ESLT) (the "Company") today reported that Elron Electronic Industries Ltd. (NASDAQ ELRN) ("Elron"), completed today the sale of all of its holdings in the Company, constituting approximately 19.6% of the Company's outstanding share capital, to Federmann Enterprises Ltd., in consideration for approximately $197 million.

The transaction was consummated following the exercise by Federmann Enterprises Ltd. of its right of first refusal as a result of the agreement signed on July 8, 2004 between Elron and Tadiran Communications Ltd.

As a result of the sale, the Federmann Group is the beneficial owner of approximately 49.8% of the Company's outstanding shares.

ABOUT ELBIT SYSTEMS
-------------------


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.



FOR MORE ABOUT ELBIT SYSTEMS, PLEASE VISIT OUR WEBSITE AT  WWW.ELBITSYSTEMS.COM

Contacts

Company contact                                           IR Contacts
---------------                                           -----------
Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
Elbit Systems Ltd                                         Gelbart Kahana
Tel:  972-4  831- 6632                                    Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
Pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------


                          DORON BIRGER AND AVI FISHER
                          ---------------------------
                  RESIGN FROM ELBIT SYSTEMS' BOARD OF DIRECTORS
                  ---------------------------------------------


HAIFA, JULY 28, 2004 - ELBIT SYSTEMS LTD. (NASDAQ:ESLT) (the "Company") today reported that Mr. Doron Birger and Mr. Avi Fisher submitted their resignations from the Company's Board of Directors. The resignations were submitted following the completion of the sale of all of Elron Electronic Industries Ltd.'s (NASDAQ
ELRN) ("Elron") holdings in the Company to Federmann Enterprises Ltd.

The Company and its Board of Directors express their appreciation to Messrs. Birger and Fisher for their contribution to the Company during their service on the Board of Directors.


ABOUT ELBIT SYSTEMS
-------------------


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

FOR MORE ABOUT ELBIT SYSTEMS, PLEASE VISIT OUR WEBSITE AT  WWW.ELBITSYSTEMS.COM

Contacts



  Company contact                                       IR Contacts
  ---------------                                       -----------
  Ilan Pacholder, Corporate Secretary and               Ehud Helft/Kenny Green
  VP Finance & Capital Markets
   Elbit Systems Ltd                                    GELBART KAHANA
  Tel:  972-4  831- 6632                                Tel: 1-866-704-6710
  Fax: 972-4  831- 6659                                 Fax: 972-3-607-4711
  Pacholder@elbit.co.il                                 ehud@gk-biz.com
  ---------------------                                 ---------------
                                                        kenny@gk-biz.com
                                                        ----------------


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.